Form 424 (Revised 01/06) Return in duplicate to: Secretary of State P.O. Box 13697 Austin, TX 78711-3697 512 463-5555 FAX: 512/463-5709 **Filing Fee: See instructions**	 **Certificate of Amendment**	This space reserved for office use. **FILED** In the Office of the Secretary of State of Texas **JUL 18 2008** **Corporations Section**

Entity Information

The name of the filing entity is:

Or-Ion Nutrients, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

☑ For-profit Corporation   ☐ Professional Corporation

☐ Nonprofit Corporation   ☐ Professional Limited Liability Company

☐ Cooperative Association   ☐ Professional Association

☐ Limited Liability Company   ☐ Limited Partnership

The file number issued to the filing entity by the secretary of state is: 801001557

The date of formation of the entity is: July 9, 2008

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

Or-Ion Products, Inc.

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☐ **A.** The registered agent *is* an organization (*cannot be entity named above*) **by the name of:**

_____

OR

☑ **B.** The registered agent is an individual resident of the state whose name is:

__*Joseph*_____ __*A.*___ __*IZEN*_____ __*Jr.*___
First Name   M.I.   Last Name   Suffix

C. The business address of the registered agent and the registered office address is:

__*5222 SPRUCE ST.*___ __*Bellaire*_____ __TX__ __*77401*__
Street Address (No P.O. Box)   City   State   Zip Code

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. *Please read the instructions to this form for further information on format.*

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☐ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Number of Shares 500,000 without par value.

500,000,000   (500 Million)

☐ **Delete** each of the provisions identified below from the certificate of formation.

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☐ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: _____

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: _____

The following event or fact will cause the document to take effect in the manner described below:

_____

_____

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Date: July 17, 2008

 CEO

Signature and title of authorized person(s) (see instructions)